EXHIBIT 99.1

Student Transportation Inc. Awarded New Seven Year Contract In Pennsylvania

Pine-Richland School District "Going Green" With Innovative Provider of School Transportation Services

WALL, N.J., March 24, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's most trusted provider of school bus transportation services, announced today that its subsidiary, Student Transportation of America, Inc. (STA), has been awarded a new seven year school transportation contract with the Pine-Richland School District that serves three elementary schools, one middle school and one high school in northern Pittsburgh, Pennsylvania.

The $3.7 million dollar annual contract has the option of additional renewal years, includes 100% customer paid fuel and adds to the regional density of STA's extensive existing operations in Pennsylvania.

The public-partnership will provide for seventy-seven school vehicles beginning in the 2015-16 school year. The new fleet will run on liquid propane gas (LPG) which is a cleaner-burning and more cost-effective alternative to diesel that contains lower levels of sulphur for reduced emissions. LPG vehicles are noticeably quieter as well.

"We are very pleased to have been awarded the contract for school transportation with Pine-Richland School District. Our company's culture and new fleet of clean-burning propane vehicles have proven themselves in nearby Gateway School District and will be a welcomed addition to the students and residents of this community," stated Patrick Vaughan, Chief Operating Officer of STA. "We'll be reaching out to the existing staff and also creating new jobs in the area. We look forward to building a long term relationship with the community and all those currently involved and welcoming them to join our STA family."

The vehicles will feature innovative safety and communications equipment and the latest technological developments including GPS tracking systems, two-way radios, digital 3-camera surveillance systems, stop-arms and Child Check-Mate systems for enhanced security.

"The district's top priority remains student safety and the overall quality of service. Along with the economics of the proposal, these were all factors in our decision to select STA," stated Rachel Hathhorn, spokesperson for Pine-Richland School District. "We performed numerous reference checks, engaged in site visits to other districts serviced by STA, reviewed various safety data and were very pleased with what we saw. The district is confident STA will bring a safe, well-managed transportation operation to the district."

Vaughan said the company will be conducting informational sessions in the near future with current drivers and other personnel who will be given the first opportunity to work for the company. Those interested in applying for any positions can visit www.Drive4STA.com and complete the short pre-application. For those with questions, please send the company an email at PineRichlandQuestions@RideSTA.com.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

CONTACT: For more information, please contact:
         Doug Coupe
         Director of Communications & Investor Relations
         (843) 884-2720 x213
         dcoupe@ridesta.com